Filed by Rockwell Collins, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Filer: Rockwell Collins, Inc.

Subject Company: B/E Aerospace, Inc.

SEC File No.: 0-18348

Date: October 23, 2016

News Release

Rockwell Collins reports fourth quarter fiscal year 2016 results and provides fiscal year 2017 financial guidance

CEDAR RAPIDS, Iowa (October 23, 2016) - Rockwell Collins, Inc. (NYSE: COL) today reported fourth quarter fiscal year 2016 earnings per share from continuing operations increased 14% to $1.58, compared to $1.38 in the prior year. Total sales for the fourth quarter of fiscal year 2016 were $1.45 billion, a 4% increase from the same period in fiscal year 2015. Total segment operating margin for the fourth quarter increased 60 basis points to 22.6% and segment operating earnings increased 7% to $326 million, compared to the same period in fiscal year 2015.

Fiscal year 2016 sales were $5.26 billion, compared to $5.24 billion in fiscal year 2015. Earnings per share from continuing operations increased 6% to $5.50, compared to $5.19 in the prior year. Cash provided by operating activities from continuing operations totaled $723 million in fiscal year 2016, compared to $749 million in fiscal year 2015.  Free cash flow was $530 million in fiscal year 2016, compared to $539 million in fiscal year 2015.

The Company announced financial guidance for its fiscal year 2017. This financial guidance is based on stand-alone expectations for Rockwell Collins and does not contemplate the acquisition of B/E Aerospace that was separately announced today.  The Company expects revenue between $5.3 billion and $5.4 billion and free cash flow in the range of $600 million to $700 million. Total segment operating margins in 2017 are expected to be about flat with 2016.  Integral to this guidance are the following assumptions for the Company’s reporting segments in comparison to fiscal year 2016:

•                  Government Systems sales are expected to grow low-to-mid single-digits.

•                  Commercial Systems sales are expected to be about flat.

•                  Information Management Services sales are expected to be up mid-to-high single-digits.

“I’m pleased to report a strong quarter of operational performance highlighted by double-digit earnings per share growth and robust quarterly free cash flow generation,” said Rockwell Collins Chairman, President, and Chief Executive Officer, Kelly Ortberg.  “As we look to fiscal year 2017, we expect continued recovery in Government Systems driven by an improved budget environment.  We also expect our Information Management Services business will continue to grow as a result of the ongoing demand for aircraft connectivity.  Our Commercial Systems business is expected to be flat as air transport OEM growth is being offset by lower business jet sales and aftermarket parts recycling.  We look forward to completing the acquisition of B/E Aerospace which will significantly enhance our long-term outlook.”

Following is a discussion of fiscal year 2016 fourth quarter sales and earnings for each business segment.

Commercial Systems

Commercial Systems, which provides aviation electronics systems, products and services to air transport, business and regional aircraft manufacturers and airlines worldwide, achieved 2016 fourth quarter results as summarized below.

(dollars in millions)	Q4 FY16	Q4 FY15	Inc/(Dec)
Commercial Systems sales
Original equipment	$351	$372	(6)%
Aftermarket	251	251	—%
Wide-body in-flight entertainment	8	13	(38)%
Total Commercial Systems sales	$610	$636	(4)%

Operating earnings	$130	$146	(11)%
Operating margin rate	21.3%	23.0%

•                  Original equipment sales decreased due to lower business aircraft OEM production rates, unfavorable customer timing for airline selectable equipment, and lower Airbus A330 production rates.  These decreases were partially offset by higher product deliveries in support of the Airbus A350, Boeing 787, and Bombardier CSeries production rate increases, as well as higher customer-funded development program revenues.

•                  Aftermarket sales were flat as higher air transport entry-into-service spares sales were offset by lower business jet cabin retrofit sales.

•                  Operating earnings and operating margin decreased due to lower business jet sales, a $4 million charge related to employee headcount reductions, and higher research and development expense and amortization of pre-production engineering costs.  These unfavorable items were partially offset by cost savings initiatives from previously announced restructuring plans.

Government Systems

Government Systems provides a broad range of electronic products, systems and services to customers including the U.S. Department of Defense, other government agencies, civil agencies, defense contractors and ministries of defense around the world.

Beginning with the first quarter of fiscal year 2016, Government Systems sales categories have been consolidated as a result of an internal reorganization and are delineated based on the underlying product technologies. The previously reported sales categories of Communication products, Surface solutions and Navigation products are now primarily consolidated into Communication and navigation. Government Systems sales for the fourth quarter of fiscal year 2015 have been reclassified to the current year presentation.

Results from the fourth quarter of 2016 are summarized below.

(dollars in millions)	Q4 FY16	Q4 FY15	Inc/(Dec)
Government Systems sales
Avionics	$457	$400	14%
Communication and navigation	205	181	13%
Total Government Systems sales	$662	$581	14%

Operating earnings	$168	$129	30%
Operating margin rate	25.4%	22.2%

•                  Avionics sales increased due to higher fixed-wing platform revenues, simulation and training program sales, and sales from a classified program.

•                  Communication and navigation sales increased due to higher ARC-210 product sales, data links sales, and GPS-based product revenues, partially offset by the wind-down of an international electronic warfare program and lower international deliveries of targeting systems.

•                  Operating earnings and operating margin increased primarily due to higher sales volume, cost savings from previously announced restructuring plans, and lower company-funded research and development expense.  In addition, favorable development program contract adjustments were offset by unfavorable warranty adjustments.

Information Management Services

Information Management Services (IMS) provides communication services, systems integration and security solutions across the aviation, airport, rail and nuclear security markets.  Results from the fourth quarter of 2016 are summarized below.

(dollars in millions)	Q4 FY16	Q4 FY15	Inc/(Dec)
Information Management Services sales	$173	$167	4%

Operating earnings	$28	$29	(3)%
Operating margin rate	16.2%	17.4%

•                  IMS sales increased due to growth in aviation related businesses and higher non-aviation related sales due to the timing of nuclear security program revenues.  These increases were partially offset by certain favorable adjustments recorded in the aviation related businesses in the prior year.

•                  IMS operating earnings and operating margin decreased primarily due to certain favorable adjustments recorded in the aviation related businesses in the prior year, partially offset by higher earnings from the higher sales volume.

Income Taxes

The Company’s effective income tax rate from continuing operations was 29.7% for the fourth quarter of fiscal year 2016 compared to a rate of 30.8% for the same period last year.  The lower current year effective income tax rate from continuing operations was primarily due to differences in the availability of the Federal R&D tax credit.

Cash Flow

Cash provided by operating activities from continuing operations was $723 million in fiscal year 2016, compared to $749 million in fiscal year 2015.  The $26 million decrease was primarily due to unfavorable net working capital changes, partially offset by lower income tax payments.

The company paid a dividend on its common stock of 33 cents per share, or $43 million, in the fourth quarter of 2016.

Fiscal Year 2017 Outlook

This financial guidance is based on stand-alone expectations for Rockwell Collins in fiscal year 2017 and does not contemplate the acquisition of B/E Aerospace that was separately announced today:

•	Total sales	$5.3 billion to $5.4 billion
•	Total segment operating margins	About 21.0%
•	Free cash flow	$600 million to $700 million (1)
•	Total research & development investment	$900 million to $950 million (2)
•	Full year income tax rate	28% to 29%

(1) - The Company’s free cash flow expectations assume the Company will make a $55 million discretionary contribution to the company’s qualified defined benefit pension plan, capital expenditures will total about $200 million, and net pre-production engineering costs capitalized in inventory is expected to increase about $50 million in fiscal year 2017.

(2) - Total research and development investment consists of company and customer funded research & development expenditures as well as the net increase in pre-production engineering costs capitalized within inventory.

Non-GAAP Financial Information

Total segment operating margin is a non-GAAP measure and is reconciled to the related GAAP measure, Income from continuing operations before income taxes, in the Segment Sales and Earnings Information schedule in this press release. Total segment operating margin is calculated as total segment operating earnings divided by total sales. The non-GAAP total segment operating margin information included in this disclosure is believed to be useful to investors’ understanding and assessment of the Company’s ongoing operations.

Free cash flow is a non-GAAP measure and is reconciled to the related GAAP measure, Cash Provided by Operating Activities from Continuing Operations below.  Free cash flow is calculated as Cash Provided by Operating Activities from Continuing Operations less Property Additions.  The non-GAAP free cash flow information included in this disclosure is believed to be useful to investors’ understanding and assessment of the Company’s ongoing operations.

	Year Ended
	September 30
(dollars in millions)	2016	2015
Cash Provided by Operating Activities from Continuing Operations	$723	$749
Less: Property Additions	(193)	(210)
Free Cash Flow	$530	$539

Conference Call and Webcast Details

Separately today, Rockwell Collins announced the acquisition of B/E Aerospace.  Due to this pending transaction, both Rockwell Collins and B/E Aerospace have canceled their previously scheduled earnings conference calls and webcasts.  Rockwell Collins and B/E Aerospace executives will discuss the transaction during Rockwell Collins’ earnings webcast now scheduled Monday, October 24th at 8:30 a.m. Eastern Time.  Individuals may listen to the call and view management’s supporting slide presentation on the Internet at www.rockwellcollins.com.  Listeners are encouraged to go to the Investor Relations portion of the web site at least 15 minutes prior to the call to download and install any necessary software. The call will be available for replay on the Internet at www.rockwellcollins.com.

Business Highlights

Airbus survey ranks Rockwell Collins No. 1 for avionics supplier support

Rockwell Collins was named by Airbus as its top supplier in the Supplier-Furnished Equipment category and received an Excellent In-Service Performance award.

Rockwell Collins and the Defense Contract Management Agency sign agreement to streamline procurement of commercial items

Rockwell Collins and the Defense Contract Management Agency signed a Memorandum of Agreement that establishes an improved process for procurement of commercial items for military application.

Boeing 777X to feature touchscreen flight displays from Rockwell Collins

Boeing selected Rockwell Collins to provide its industry-leading touchscreen flight displays for all five flight deck displays on the new Boeing 777X. The advanced touchscreen capability will make the flight deck more intuitive for pilots and more efficient for flight operations.

Bombardier C Series first delivery marks airline debut of Rockwell Collins’ Pro Line Fusion®

Rockwell Collins’ Pro Line Fusion® avionics made its airline debut following first delivery of Bombardier’s C Series to Swiss International Air Lines. The aircraft also features Rockwell Collins’ Primary Flight Control Computer, industry-leading MultiScan™ weather radar with predictive windshear and dual Head-Up Display.

Rockwell Collins named to the North American Dow Jones Sustainability Index for 2016

For the eighth year in a row, Rockwell Collins was named to the North American Dow Jones Sustainability Index. Rockwell Collins is one of four North American Aerospace and Defense companies recognized on this year’s index in the Capital Goods category.

Rockwell Collins’ advanced avionics and IFE selected for 44 Shenzhen Airlines Boeing 737s

Rockwell Collins was selected by China-based Shenzhen Airlines to provide its full suite of advanced avionics and PAVES™ Broadcast overhead In-Flight Entertainment (IFE) on 44 new airplanes, including 37 Boeing 737 MAX and seven Next-Generation Boeing 737 aircraft.

Rockwell Collins HGS™ and EVS certified on Legacy 450/500

Rockwell Collins’ HGS™-3500, the industry’s first Head-up Guidance System (HGS™) developed for mid-size and light business aircraft and multi-spectral EVS-3000 enhanced vision system have been certified for the Embraer Legacy 450 and Legacy 500 executive jets-the first certification for both technologies. The systems bring revolutionary flight deck technology to the business aviation market segment that enhance pilot situational awareness and increase safety.

Rockwell Collins’ customer Zetta Jet accepts delivery of first Global 6000 aircraft enabled with global high speed cabin connectivity

The high speed cabin connectivity experience of the future is now one step closer for Zetta Jet customers with the delivery of the company’s first Bombardier Global 6000 aircraft enabled with Inmarsat’s Jet ConneX (JX). Rockwell Collins is the service provider and a value added reseller of JX connectivity as part of its ARINCDirect offering.

Rockwell Collins awarded production contract to modernize Air Force, Navy and Army test ranges

Rockwell Collins was awarded a $31 million contract from the U.S. Department of Defense to support production of the Common Range Integrated Instrumentation System across Air Force, Navy and Army test ranges. The award comes shortly after the completion of a successful Production Readiness Review.

China Eastern to upgrade 737 fleet with Rockwell Collins Iridium® SATCOM

Rockwell Collins announced that China Eastern Airlines selected its Iridium® SATCOM aftermarket solution for its fleet of more than 100 Boeing 737 aircraft. Installations are currently in progress.

Rockwell Collins awarded Coptersafety contract for helicopter visual training systems

Rockwell Collins will supply visual systems, including image generators, databases, and projectors, plus avionics and aircraft data to Coptersafety OY, an independent helicopter training establishment located in Helsinki, Finland. The systems will be used at Coptersafety’s new training facility at Vantaa Airport.

Indira Gandhi International Airport selected Rockwell Collins to provide first mobile common use check-in platform in India

Passengers using Indira Gandhi International Airport (IGI) can now check in faster due to the implementation of Rockwell Collins’ new ARINC vMUSE™ mobile passenger processing solution. IGI, India’s busiest airport and the largest in South Asia, is the first airport to implement ARINC vMUSE, which gives airlines the ability to check in travelers wherever and whenever needed.

Rockwell Collins’ HGS™ to be offered on new Embraer E-Jet E2 aircraft

Rockwell Collins’ dual Head-Up Guidance System (HGS™) was selected as an option on the upcoming Embraer E-Jet E2 aircraft line, which includes the E175-E2, E190-E2 and E195-E2.

Mexican Navy selects Rockwell Collins to deliver Transportable Blackhawk Operations Simulator

Rockwell Collins will deliver one Transportable Blackhawk Operations Simulator (T-BOS) and associated services to the Mexican Navy in Veracruz, Mexico, making this delivery the seventeenth T-BOS delivered to domestic and international customers for the UH-60M Blackhawk helicopter.

About Rockwell Collins

Rockwell Collins is a pioneer in the development and deployment of innovative communication and aviation electronic solutions for both commercial and government applications. Our expertise in flight deck avionics, cabin electronics, mission communications, simulation and training and information management services is delivered by a global workforce, and a service and support network that crosses more than 150 countries. To find out more, please visit www.rockwellcollins.com.

Safe Harbor Statement

This press release contains statements, including statements regarding certain projections, business trends, and the proposed acquisition of B/E Aerospace that are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to the financial condition of our customers and suppliers, including bankruptcies; the health of the global economy, including potential deterioration in economic and financial market conditions; adjustments to the commercial OEM production rates and the aftermarket; the impacts of natural disasters and pandemics, including operational disruption, potential supply shortages and other economic impacts; cybersecurity threats, including the potential misappropriation of assets or sensitive information, corruption of data or operational disruption; delays related to the award of domestic and international contracts; delays in customer programs, including new aircraft programs entering service later than anticipated; the continued support for military transformation and modernization programs; potential impact of volatility in oil prices, currency exchange rates or interest rates on the commercial aerospace industry or our business; the impact of terrorist events on the commercial aerospace industry; changes in domestic and foreign government spending, budgetary, procurement and trade policies adverse to our businesses; market acceptance of our new and existing technologies, products and services; reliability of and customer satisfaction with our products and services; potential unavailability of our mission-critical data and voice communication networks; unfavorable outcomes on or potential cancellation or restructuring of contracts, orders or program priorities by our customers; recruitment and retention of qualified personnel; regulatory restrictions on air travel due to environmental concerns; effective negotiation of collective bargaining agreements by us, our customers, and our suppliers; performance of our customers and subcontractors; risks inherent in development and fixed-price contracts, particularly the risk of cost overruns; risk of significant reduction to air travel or aircraft capacity beyond our forecasts; our ability to execute to internal performance plans such as restructuring activities, productivity and quality improvements and cost reduction initiatives; achievement of ARINC integration and synergy plans as well as our other acquisition and related integration plans; continuing to maintain our planned effective tax rates; our ability to develop contract compliant systems and products on schedule and within anticipated cost estimates; risk of fines and penalties related to noncompliance with laws and regulations including compliance requirements associated with U.S. Government work, export control and environmental regulations; risk of asset impairments; our ability to win new business and convert those orders to sales within the fiscal year in accordance with our annual operating plan; and the uncertainties of the outcome of lawsuits, claims and legal proceedings, risk that one or more closing conditions to the acquisition of B/E Aerospace, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the shareholders of each of B/E Aerospace and Rockwell Collins may not be obtained; risk of unexpected costs, charges or expenses resulting from the proposed acquisition of B/E Aerospace; uncertainty of the expected financial performance of the combined company following completion of the proposed acquisition of B/E Aerospace; failure to realize the anticipated benefits of the proposed acquisition of B/E Aerospace, including as a result of delay in completing the proposed transaction or integrating the businesses of Rockwell Collins and B/E Aerospace; risk to the ability of the combined company to implement its business strategy; risk of an occurrence of any event that could give rise to termination of the merger agreement; risk that stockholder litigation in connection with the proposed transaction may affect the timing or occurrence of the contemplated merger or result in significant costs of defense, indemnification and liability as well as other risks and uncertainties, including but not limited to those detailed herein and from time to time in our Securities and Exchange Commission filings. These forward-looking statements are made only as of the date hereof and the company assumes no obligation to update any forward-looking statement.

No Offer or Solicitation

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information and Where to Find It

In connection with the proposed transaction, Rockwell Collins will prepare a registration statement on Form S-4 that will include a joint proxy statement/prospectus (the “Joint Proxy Statement/Prospectus”) for the stockholders of B/E Aerospace and Rockwell Collins to be filed with the SEC, and each will mail the Joint Proxy Statement/Prospectus to their respective stockholders and file other documents regarding the proposed transaction with the SEC. This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other document Rockwell Collins and/or B/E Aerospace may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, ANY AMENDMENTS OR SUPPLEMENTS TO THE JOINT PROXY STATEMENT/PROSPECTUS, AND OTHER DOCUMENTS FILED BY ROCKWELL COLLINS OR B/E AEROSPACE WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. The Joint Proxy Statement/Prospectus (when available) will be mailed to stockholders of Rockwell Collins and B/E Aerospace. Investors and security holders will be able to obtain free copies of Joint Proxy Statement/Prospectus and other documents filed with the SEC by Rockwell Collins and/or B/E Aerospace through the website maintained by the SEC at www.sec.gov. Investors and security holders will also be able to obtain free copies of the documents filed by Rockwell Collins with the SEC on Rockwell Collins’ internet website at http://www.rockwellcollins.com or by contacting Rockwell Collins’ Investor Relations at Rockwell Collins, 400 Collins Rd. NE, Cedar Rapids, IA 52498 or by calling (319) 295-7575. Investors and security holders will also be able to obtain free copies of the documents filed by B/E Aerospace with the SEC on B/E Aerospace’s internet website at http://www.beaerospace.com or by contacting B/E Aerospace’s Investor Relations at B/E Aerospace, Inc., 1400 Corporate Center Way, Wellington, FL or by calling (561) 791-5000.

Participants in the Solicitation

Rockwell Collins, B/E Aerospace, their respective directors, executive officers and other members of its management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Joint Proxy Statement/Prospectus and other relevant materials when it is filed with the SEC. Information regarding the directors and executive officers of Rockwell Collins is contained in Rockwell Collins’ proxy statement for its 2016 annual meeting of stockholders, filed with the SEC on December 16, 2015, and Rockwell Collins’ Current Report on Form 8-K filed with the SEC on April 29, 2016. Information regarding the directors and executive officers of B/E Aerospace is contained in B/E Aerospace’s proxy statement for its 2016 annual meeting of stockholders, filed with the SEC on April 28, 2016. These documents can be obtained free of charge from the sources indicated above.

Media Contact:	Investor Contact:
Pam Tvrdy	Ryan Miller
319.295.0591	319.295.7575
pam.tvrdy@rockwellcollins.com	investorrelations@rockwellcollins.com

ROCKWELL COLLINS, INC.

SEGMENT SALES AND EARNINGS INFORMATION

(Unaudited)

(in millions, except per share amounts)

	Three Months Ended		Year Ended
	September 30		September 30
	2016	2015	2016	2015
Sales
Commercial Systems	$610	$636	$2,395	$2,434
Government Systems	662	581	2,206	2,187
Information Management Services	173	167	658	623
Total sales	$1,445	$1,384	$5,259	$5,244

Segment operating earnings
Commercial Systems	$130	$146	$531	$554
Government Systems	168	129	477	457
Information Management Services	28	29	107	95
Total segment operating earnings	326	304	1,115	1,106

Interest expense	(16)	(16)	(64)	(61)
Stock-based compensation	(6)	(7)	(27)	(24)
General corporate, net	(8)	(15)	(44)	(59)
Restructuring and asset impairment charges	—	—	(45)	—
Income from continuing operations before income taxes	296	266	935	962
Income tax expense	(88)	(82)	(208)	(268)

Income from continuing operations	208	184	727	694
Income (loss) from discontinued operations, net of taxes (1)	—	—	1	(8)
Net income	$208	$184	$728	$686

Diluted earnings (loss) per share:
Continuing operations	$1.58	$1.38	$5.50	$5.19
Discontinued operations	—	—	0.01	(0.06)
Diluted earnings per share	$1.58	$1.38	$5.51	$5.13

Weighted average diluted shares outstanding	131.5	133.2	132.1	133.7

(1) On March 10, 2015, the Company sold its Aerospace Systems Engineering and Support business (ASES), which provides military aircraft integration and modification services.  The results of ASES have been classified as discontinued operations.  During the twelve months of 2016, the Company recorded $2 million of income from discontinued operations ($1 million after-tax), primarily due to the favorable settlement of a contractual matter with a customer of the ASES business.

The following table summarizes sales by category for the three and twelve months ended September 30, 2016 and 2015 (unaudited, in millions):

	Three Months Ended		Year Ended
	September 30		September 30
	2016	2015	2016	2015
Commercial Systems sales:
Air transport aviation electronics:
Original equipment	$219	$209	$850	$806
Aftermarket	151	133	542	522
Wide-body in-flight entertainment	8	13	38	57
Total air transport aviation electronics	378	355	1,430	1,385

Business and regional aviation electronics:
Original equipment	132	163	534	640
Aftermarket	100	118	431	409
Total business and regional aviation electronics	232	281	965	1,049
Total Commercial Systems sales	$610	$636	$2,395	$2,434

Commercial Systems sales:
Total original equipment	$351	$372	$1,384	$1,446
Total aftermarket	251	251	973	931
Wide-body in-flight entertainment	8	13	38	57
Total Commercial Systems sales	$610	$636	$2,395	$2,434

Government Systems Sales:
Avionics	$457	$400	$1,483	$1,436
Communication and navigation	205	181	723	751
Total Government Systems Sales	$662	$581	$2,206	$2,187

Information Management Services sales	$173	$167	$658	$623

Total sales	$1,445	$1,384	$5,259	$5,244

The following table summarizes total Research and Development Investment by segment and funding type for the three and twelve months ended September 30, 2016 and 2015 (unaudited, dollars in millions):

	Three Months Ended		Year Ended
	September 30		September 30
	2016	2015	2016	2015
Research and Development Investment
Customer-funded:
Commercial Systems	$65	$56	$231	$187
Government Systems	97	89	381	382
Information Management Services	3	2	9	9
Total Customer-funded	165	147	621	578

Company-funded:
Commercial Systems	46	44	143	182
Government Systems	23	26	79	88
Information Management Services (1)	1	1	2	2
Total Company-funded	70	71	224	272
Total Research and Development Expense	235	218	845	850

Increase in Pre-production Engineering Costs, Net	24	37	128	136
Total Research and Development Investment	$259	$255	$973	$986

Percent of Total Sales	17.9%	18.4%	18.5%	18.8%

(1) Research and development expenses for the Information Management Services segment do not include costs of internally developed software and other costs associated with the expansion and construction of network-related assets.  These costs are capitalized as Property on the Summary Balance Sheet.

ROCKWELL COLLINS, INC.

SUMMARY BALANCE SHEET

(Unaudited)

(in millions)

	September 30
	2016	2015
Assets
Cash and cash equivalents	$340	$252
Receivables, net	1,094	1,038
Inventories, net (1)	1,939	1,824
Other current assets	117	110
Total current assets	3,490	3,224

Property	1,035	964
Goodwill	1,919	1,904
Intangible assets	667	703
Deferred income taxes	219	165
Other assets	377	344
Total assets	$7,707	$7,304

Liabilities and equity
Short-term debt	$740	$448
Accounts payable	527	487
Compensation and benefits	269	273
Advance payments from customers	283	365
Accrued customer incentives	246	232
Product warranty costs	87	89
Other current liabilities	194	166
Total current liabilities	2,346	2,060

Long-term debt, net	1,382	1,680
Retirement benefits	1,660	1,466
Other liabilities	235	218
Equity	2,084	1,880
Total liabilities and equity	$7,707	$7,304

(1) Inventories, net is comprised of the following:

	September 30, 2016	September 30, 2015
Inventories, net:
Production inventory	$799	$812
Pre-production engineering costs	1,140	1,012
Total Inventories, net	$1,939	$1,824

Pre-production engineering costs include costs incurred during the development phase of a program in connection with long-term supply arrangements that contain contractual guarantees for reimbursement from customers. These costs are deferred in Inventories, net to the extent of the contractual guarantees and are amortized to customer-funded research and development expense within cost of sales over their estimated useful lives using a units-of-delivery method, up to 15 years.

ROCKWELL COLLINS, INC.

CASH FLOW INFORMATION

(Unaudited, in millions)

	Year Ended
	September 30
	2016	2015 (1)
Operating Activities:
Net income	$728	$686
Income (loss) from discontinued operations, net of tax	1	(8)
Income from continuing operations	727	694
Adjustments to arrive at cash provided by operating activities:
Depreciation	144	152
Amortization of intangible assets and pre-production engineering costs	109	100
Stock-based compensation expense	27	24
Compensation and benefits paid in common stock	59	50
Excess tax benefit from stock-based compensation (2)	—	(13)
Deferred income taxes	48	50
Pension plan contributions	(69)	(69)
Fair value of acquisition-related contingent consideration	1	—
Changes in assets and liabilities, excluding effects of acquisitions and foreign currency adjustments:
Receivables	(91)	(46)
Production inventory	(18)	(23)
Pre-production engineering costs	(177)	(183)
Accounts payable	38	(29)
Compensation and benefits	(4)	24
Advance payments from customers	(82)	16
Accrued customer incentives	14	30
Product warranty costs	(2)	(14)
Income taxes	25	50
Other assets and liabilities	(26)	(64)
Cash Provided by Operating Activities from Continuing Operations	723	749
Investing Activities:
Property additions	(193)	(210)
Acquisition of businesses, net of cash acquired	(17)	(74)
Other investing activities	1	(10)
Cash (Used for) Investing Activities from Continuing Operations	(209)	(294)
Financing Activities:
Purchases of treasury stock	(261)	(330)
Cash dividends	(172)	(167)
Increase (decrease) in short-term commercial paper borrowings, net	(8)	(56)
Proceeds from the exercise of stock options	21	49
Excess tax benefit from stock-based compensation (2)	—	13
Other financing activities	(2)	(1)
Cash (Used for) Financing Activities from Continuing Operations	(422)	(492)
Effect of exchange rate changes on cash and cash equivalents	(4)	(23)
Discontinued Operations:
Operating activities	—	(14)
Investing activities	—	3
Cash (Used for) Discontinued Operations	—	(11)
Net Change in Cash and Cash Equivalents	88	(71)
Cash and Cash Equivalents at Beginning of Period	252	323
Cash and Cash Equivalents at End of Period	$340	$252

(1) On March 10, 2015, the Company sold its Aerospace Systems Engineering and Support (ASES) business, which provides military aircraft integration and modification services. The results of ASES have been classified as discontinued operations.

(2) The Company adopted the new standard on accounting for share-based payments during the three months ended March 31, 2016, which requires excess tax benefits from stock-based compensation to be classified within operating cash flow.  The Company elected to adopt the new standard prospectively as of the beginning of 2016, therefore prior periods have not been adjusted.